December 11, 2025

Raphael Duvivier
Chief Financial Officer
Krispy Kreme, Inc.
2116 Hawkins Street, Suite 101
Charlotte, North Carolina 28203

       Re: Krispy Kreme, Inc.
           Form 10-K for Fiscal Year Ended December 29, 2024
           File No. 001-40573
Dear Raphael Duvivier:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Measures, page 40

1. Please expand your footnote (2) on page 42 to quantify the components included in the adjustment for strategic initiatives for all periods presented.
2. Please quantify the components included in your tax specific adjustments and tell us your purpose for including these adjustments in your non-GAAP measure presentation. Please explain why these adjustments do not substitute individually
       tailored recognition and measurement methods for those of GAAP. Refer to Question
       100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Results of Operations by Segment - Fiscal Year ended December 29, 2024 compared to the
Fiscal Year ended December 31, 2023, page 48

3. Segment Adjusted EBIT (rather than segment Adjusted EBITDA) appears to be your primary measure of segment profitability under ASC 280. Please discuss with
 December 11, 2025
Page 2

       quantification the business reasons for changes between periods in each segment's
       Adjusted EBIT shown in Note 19 of your financial statements. Also discuss with quantification the business reasons for changes between periods in Total Corporate
       Expenses within Adjusted EBIT.
4.     Your segment adjusted EBITDA amounts appear to be non-GAAP measures.
Please
       revise to provide the disclosures required in Item 10(e) of Regulation S-K for each segment non-GAAP measure.
Consolidated Financial Statements
Note 19 - Segment Reporting, page 104

5. Please describe the adjustments applied on your significant segment expenses for each reportable segment. Please disclose in greater detail with quantification the specific types of material amounts included in Total Corporate Expenses within Adjusted
       EBIT under your corporate reconciling line item. Refer to ASC 280-10-50-29(b) and
       50-31.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services